February 3, 2005

Mail Stop 0510


via U.S. Mail and facsimile

Toresa Lou
Chief Executive Officer
Global ePoint, Inc.
339 South Cheryl Lane
City of Industry, California 91789


      Re: 	Global ePoint, Inc.
      	Form S-3
		File No. 333-122125

Dear Ms. Lou:

	We have reviewed your filing and have the following comments. Note that our review has been limited to matters relating to the offering, undertakings, and proper signatures. No further review of the registration statement has been nor will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Stockholders, page 12

1. Please state in your prospectus whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

2. Please tell us supplementally why you believe it is appropriate to register the shares underlying the "additional investment rights" for resale at this time. Note that shares registered for resale must be outstanding or if the company has completed a Section 4(2)-exempt sale of the securities, and the investor is at market risk at the time of filing. Please see paragraph 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. We may have additional comments upon review of your response.

3. The footnotes for both Bluegrass Growth Fund LP and Bluegrass
Growth Fund, Ltd. are labeled (5), while there are six footnotes on pages 12 and 13. Please revise.

Undertakings, page II-1

4. We note your undertaking provided in accordance with Item
512(a)
of Regulation S-K. Please note that you are required to produce the entire statement provided in paragraph (1) of that Item. Please revise this undertaking to include the two phrases that were redacted.

Signatures, page II-3

5. Please provide the signature of the individual acting as your controller or principal accounting officer, or indicate which of the individuals listed serves in that capacity, as required by Instruction 1 to Part II of Form S-3.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Daniel K. Donahue, Esq. (via facsimile 949/623-4452)
      Preston Gates & Ellis LLP
	1900 Main Street, Suite 600
	Irvine, California 92615-7319
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Toresa Lou
Global ePoint, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE